Rice Acquisition Corp.
102 East Main Street, Second Story
Carnegie, PA 15106
(713) 446-6259

October 19, 2020

VIA EDGAR

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Jonathan Burr
Office of Real Estate & Construction

Re:	Rice Acquisition Corp.
Form S-1 Registration Statement
File No. 333-249340

Dear Mr. Burr:

Rice Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-249340), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on October 21, 2020, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977 and that such effectiveness also be confirmed in writing.

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Sincerely,

Rice Acquisition Corp.

By:	/s/ Daniel Joseph Rice, IV
Name:	Daniel Joseph Rice, IV
Title:	Chief Executive Officer and Director

cc:	Kirkland & Ellis LLP
Christian Nagler
Brooks Antweil

Vinson & Elkins L.L.P.
David P. Oelman
E. Ramey Layne
Sarah K. Morgan

[Signature Page to Company Acceleration Request]